Allen Hakakzadeh Senior Attorney T (818) 564-5243 allen.hakakzadeh@corebridgefinancial.com	Corebridge Financial 21650 Oxnard Street, Suite 750 Woodland Hills, CA 91367

December 16, 2024

VIA EDGAR & E-MAIL

Mr. Jeffrey Foor

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E. Washington, D.C. 20549

Re:	American General Life Insurance Company (the “Company”) Post-Effective Amendment No. 1 to Registration Statement on Form N-4 File No. 333-277203 (the “Amendment”)

Dear Mr. Foor:

On December 13, 2024, the Securities and Exchange Commission’s Staff (“Staff”) provided a follow up comment on the Amendment. The comment and the Company’s response are provided below:

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Comment – The Staff repeated prior comment #1 regarding including intermediary specific variations in the statutory prospectus, reflecting its continued work with the industry on application of Form N-4 Item 8(a) to variable annuity prospectuses.

Response – The Company understands the Staff continues to work with the industry on Form N-4 Item 8(a) and commits to continuing to engage with the Staff on this issue.

Should you have any questions or need any additional information, please do not hesitate to contact me at (818) 564-5243.

Very truly yours,

/s/ Allen Hakakzadeh

Allen Hakakzadeh

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